FORM 12b-25(b)
                        NOTIFICATION OF LATE FILING

                               (Check One):

[ ] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K [x] Form 10-QSB
[ ] Form N-SAR

      For Period Ended: September 29, 2001

      [ ]   Transition Report on Form 10-K
      [ ]   Transition Report on Form 20-F
      [ ]   Transition Report on Form 11-K
      [ ]   Transition Report on Form 10-Q
      [ ]   Transition Report on Form N-SAR
            For the Transition Period Ended: . . . . . . . . . . .
 . . . . .
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      Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:  . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . .
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PART I - Registrant Information
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     Full Name of Registrant

     Former Name if Applicable

     United Shields Corporation

     Address of Principal Executive Office (Street and Number)

     2640 Peerless Road

     City, State and Zip Code

     Cleveland, Tennessee  37312

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PART II - Rules 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [paragraph 23,047], the following should be completed.
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

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PART III - Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

The completion of the Company's third quarter financial statements has been delayed because its executive officers have been required to devote substantially all of their attention to dealing with significant issues related to the Company's default in certain bank loans and the impact thereof on its financial statements.
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PART IV - Other Information
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(1) Name and telephone number of person to contact in regard to this notification:

John F. Quigley               (423)          479-1655
(Name)                     (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's third quarter 2001 operating results will include a $400,000 property impairment charge relating to the Company's Pittsfield Mold & Tool plant. Without this charge, the Company's third quarter net loss was $667,493 versus a loss of $544,237 in 2000.

               United Shields Corporation
      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 13, 2001             By:/s/John F. Quigley
                                    John F. Quigley,
                                    Senior Vice President,
                                    Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form, accountant's statement or other exhibit.